UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d–100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Pfenex Inc.

(Name of Subject Company)

Pelican Acquisition Sub, Inc.

(Offeror)

a wholly owned subsidiary of

Ligand Pharmaceuticals Incorporated

(Offeror)

(Name of Filing Persons and Offerors)

COMMON STOCK

(Title of Class of Securities)

717071104

(Cusip Number of Class of Securities)

John L. Higgins

Chief Executive Officer

Ligand Pharmaceuticals Incorporated

3911 Sorrento Valley Boulevard, Suite 110

San Diego, CA 92121

(858) 550-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Matthew T. Bush, Esq.

Anthony Gostanian, Esq.

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, CA 92130

(858) 523-5400

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐

Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issue tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Pelican Acquisition Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary Ligand Pharmaceuticals Incorporated, a Delaware corporation (“Ligand”), to purchase all outstanding shares of common stock, par value $0.001 per share, of Pfenex Inc., a Delaware corporation (“Pfenex”), at a price of $12.00 per share, without interest, plus a contingent value right (“CVR”), which shall represent the right to receive a contingent payment of $2.00 in cash if a specified milestone is achieved, pursuant to an Agreement and Plan of Merger, dated as of August 10, 2020, by and among Ligand, Purchaser and Pfenex. Additional details regarding the terms of the Merger Agreement will be filed with the Securities and Exchange Commission separately.

Forward-Looking Statements

This filing contains forward-looking statements by Ligand that involve risks and uncertainties and reflect Ligand’s judgment as of the date of this filing. These forward-looking statements include, without limitation, statements regarding: the timing of the anticipated acquisition and when and whether the anticipated acquisition ultimately will close; the potential contributions the acquisition is expected to bring to Ligand, including technologies, collaborations and revenue streams, the potential to secure additional licenses, and development operations; and the expected impact on Ligand’s future financial and operating results. Actual events or results may differ from Ligand’s expectations due to risks and uncertainties inherent in Ligand’s business, including, without limitation: the risk that the conditions to the closing of the transaction are not satisfied, including the risk that Ligand may not receive sufficient number of shares tendered from Pfenex’s stockholders to complete the tender offer; litigation relating to the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each of Ligand or Pfenex to consummate the transaction; risks that the proposed transaction disrupts the current plans and operations of Ligand or Pfenex; the ability of Pfenex to retain key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; Ligand’s ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating Pfenex with its existing businesses; the impact of COVID-19 on Ligand’s and Pfenex’s businesses and the timing of the transaction; legislative, regulatory and economic developments; and other risks described in Ligand’s prior filings with the SEC. The failure to meet expectations with respect to any of the foregoing matters may reduce Ligand’s stock price. Ligand disclaims any intent or obligation to update these forward-looking statements after the date hereof. This caution is made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Additional Information and Where to Find It

The tender offer described in this filing has not yet commenced This filing is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Pfenex. It is also not a substitute for the tender offer materials that Ligand and Purchaser will file with the Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time that the tender offer is commenced, Ligand and Purchaser will file tender offer materials on Schedule TO with the SEC, and Pfenex will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY PFENEX’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer materials and the solicitation/recommendation statement will be made available to Pfenex’s stockholders free of charge. A free copy of the tender offer materials and the solicitation/recommendation statement will also be made available to all of Pfenex’s stockholders by contacting Pfenex at InvestorRelations@pfenex.com or by phone at (858) 352-4400, or by visiting Pfenex’s website (www.pfenex.com). In addition, the tender offer materials and the solicitation/recommendation statement (and all other documents filed by Pfenex with the SEC) will be available at no charge on the SEC’s website (www.sec.gov) upon filing with the SEC. PFENEX’S STOCKHOLDERS ARE ADVISED TO READ THE TENDER OFFER MATERIALS AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED BY LIGAND AND PURCHASER OR PFENEX WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER. THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER, LIGAND AND PFENEX.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint press release issued by Ligand Pharmaceuticals Incorporated and Pfenex Inc., dated August 10, 2020.

99.2	Social media content issued by Ligand Pharmaceuticals Incorporated on August 10, 2020